EXHIBIT 77D
for IDS Utilities Income Fund, Inc.

At a board of Directors' meetings held on October 7-8, 1998, the following investment policies were eliminated:

o The Fund will not pledge or mortgage its assets beyond 15% of total assets.

o The Fund will not invest more than 5% of its total assets in securities whose issuer or guarantor of principal and interest has been in operation for less than three years.

o        The Fund will not invest more than 5% of its net assets in warrants.

o The Fund will not invest in exploration or development programs such as oil, gas or mineral leases.

o The fund will not purchase securities of an issuer if the board members and officers of the Fund, the Portfolio and the Advisor hold more than a certain percentage of the issuer's outstanding securities. If the holdings of all board members and officers of the Fund, the Portfolio and Advisor who own more that 0.5% of an issuer's securities are added together, and if in total they own more that 5%, the Fund will not purchase securities of that issuer.